1-13488

02032348

P.E. 4-26-02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of April 2002
(April 26, 2002)

SEC MAIL PROCESSING RECEIVED APR 30 2002 WASH. D.C. 154 SECTION

British Sky Broadcasting Group plc
(Name of Registrant)

PROCESSED
MAY 07 2002
THOMSON FINANCIAL

Grant Way, Isleworth, Middlesex, TW7 5QD England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F X Form 40-F__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes_____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable.

H&H NY-551 #399715 v.1

Exhibit Index Begins on Page 4

Annexed hereto as Exhibit A is a release of British Sky Broadcasting Group plc relating to the receipt of a notification from Sky Global Operations on April 23, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRITISH SKY BROADCASTING GROUP plc

Date: April 29, 2002

D. Gormley

Dave Gormley
Company Secretary

EXHIBIT INDEX

Exhibit A

The Board of British Sky Broadcasting Group plc received the following notification from Sky Global Operations on 23 April 2002:

Notification under Part VI of the Companies Act 1985

As part of a group reorganisation, as of the date of this letter, Sky Global Operations, Inc. has transferred all its 686,021,700 shares in the capital of the Company (the "Shares") to BSkyB Holdco, Inc. which accordingly is interested in the Shares.

By reason of Sky Global Operations, Inc. holding all of the shares in BSkyB Holdco, Inc. Sky Global Operations, Inc. continues to be deemed to be interested in the Shares.

Sky Global Networks, Inc. (as the holder of the majority of the shares in Sky Global Operations, Inc.) also remains interested in the Shares.

Sky Global Holdings, Inc. (as the holder of the majority of the shares in Sky Global Networks, Inc.) also remains interested in the Shares.

News International Plc (as the holder of the majority of the shares in Sky Global Holdings, Inc.) also remains interested in the Shares.

Newscorp Investments Limited (as the holder of the majority of the shares in News International Plc) also remains interested in the Shares.

The News Corporation Limited (as the holder of all of the shares in Newscorp Investments Limited) also remains interested in the Shares.

The current registered holder of the Shares will remain the registered holder pending registration of this transfer.

For further information, please contact British Sky Broadcasting Group plc:

David Gormley
Company Secretary
Tel: 020 7705 3000

Julian Eccles
Director of Communications & Corporate Affairs
Tel: 020 7705 3267